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EXHIBIT 12.1

Enbridge Energy Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,					Nine Months ended September 30, 2008
	2003	2004	2005	2006	2007
	(dollars in millions)
Income from continuing operations before provision for income taxes and minority interest	$111.7	$138.2	$89.2	$285.8	$222.0	$286.4
Add: Fixed charges	87.3	91.3	113.3	122.0	149.0	162.3
Less: Interest capitalized	(2.2)	(2.1)	(4.0)	(10.7)	(47.4)	(31.2)

Total earnings as adjusted	$196.9	$227.4	$198.5	$397.1	$323.6	$417.5

Fixed charges:
Interest expense—net	$64.9	$77.1	$95.6	$98.7	$88.6	$119.4
Interest expense—affiliate	18.1	9.1	9.7	9.4	9.3	8.2
Estimated interest portion of rental expense	2.2	3.0	4.0	3.3	3.7	3.5
Interest capitalized	2.2	2.1	4.0	10.7	47.4	31.2

Fixed charges	$87.3	$91.3	$113.3	$122.0	$149.0	$162.3

Ratio of earnings to fixed charges	2.25x	2.49x	1.75x	3.26x	2.17x	2.57x

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  EXHIBIT 12.1